CAPITAL GROWTH SYSTEMS, INC.

500 W. Madison Street, Suite 2060

Chicago, Illinois 60661

May 28, 2009

Mr. Adam Phippen

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE:	Capital Growth Systems, Inc.
File No. 0-30831
Amendment No. 2 to Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed August 15, 2008
Amendment No. 1 to Form 10-QSB for Fiscal Quarter Ended March 31, 2008
Filed August 14, 2008
Form 10-Q for Fiscal Quarters Ended June 30, 2008 and September 30, 2008
Filed August 14, 2008 and November 14, 2008

Dear Mr. Phippen:

This letter sets forth the response of Capital Growth Systems, Inc. (the “Company”) to the Comments, dated March 30, 2009, of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 2 to the Form 10-KSB for the fiscal year ended December 31, 2007 filed on August 15, 2008, and to Amendment No. 1 to the Form 10-QSB for the fiscal quarter ended March 31, 2008 filed on August 14, 2008, and to the Form 10-Q for the fiscal quarters ended June 30, 2008 and September 30, 2008 filed on August 14, 2008 and November 14, 2008, respectively. In order to ease your review, we have repeated each Comment in its entirety.

AMENDMENT NO. 2 TO FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

ITEM 7. FINANCIAL STATEMENTS, PAGE 13

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 16

1.	PLEASE TELL US IN DETAIL WHY YOU BELIEVE YOUR BASIC AND DILUTED EARNINGS PER SHARE COMPUTATIONS COMPLY WITH THE GUIDANCE IN SFAS 128 AND OTHER APPLICABLE GAAP, INCLUDING EITF D-72. IN YOUR RESPONSE, PLEASE SEPARATELY DISCUSS YOUR ACCOUNTING TREATMENT OF PREFERRED STOCK, CONVERTIBLE DEBT, STOCK PURCHASE WARRANTS, AND STOCK OPTIONS CITING THE AUTHORITATIVE GUIDANCE THAT SUPPORTS YOUR ACCOUNTING TREATMENT. PLEASE ALSO ADDRESS THE CONSIDERATION YOU GAVE TO ADJUSTING THE NUMERATOR USED IN COMPUTING DILUTED EARNINGS PER SHARE FOR CHANGES IN INCOME OR LOSS THAT WOULD RESULT FROM THE ASSUMED CONVERSION OF CONVERTIBLE PREFERRED STOCK, CONVERTIBLE DEBT, AND THE EXERCISE OF STOCK PURCHASE WARRANTS AND STOCK OPTIONS, INCLUDING CHANGES IN THE FAIR VALUE OF DERIVATIVE INSTRUMENTS AND STOCK-BASED COMPENSATION AWARDS CLASSIFIED AS LIABILITIES.

The Company believes it has met the requirements of FAS 128, EITF No. D-72, and other aspects of GAAP in the calculation of Earnings per Share in its restated financial statements included in Form 10-KSB/A for 2007, as follows:

a.	the calculation of basic EPS, per FAS 128, paragraphs 8 and 11, was done by dividing the income available to common stockholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.

b.	the calculation of diluted EPS, per FAS 128, paragraphs 8 and 11, was done by adjusting the weighted average number of common shares outstanding during the period to reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then would share in the earnings of the entity, if not anti-dilutive.

c.	via dual presentation of basic and diluted EPS on the face of the income statement, per FAS 128, paragraph 36.

d.	at December 31, 2007, the number of shares used to calculate basic and diluted EPS were the same; therefore, a detailed reconciliation between the two was not required. Within the periods when the outstanding shares were not anti-dilutive, the Company utilized the treasury stock method for calculating the number of shares for diluted EPS.

e.	Per the Company’s initial response to the Staff’s Comment 9 from its May 23, 2008 letter, the shares needed to settle the convertible debt, the convertible preferred stock, and the stock options issued in conjunction with the September 8, 2006 acquisition of 20/20 Technologies, Inc. were in excess of the authorized but unissued shares at the date of the acquisition. As such, the stock warrants convertible into common shares (or equivalents) that were issued during that quarter and in previous periods, the stock warrants convertible into Series AA shares issued during the quarter, the embedded conversion features in convertible debt, and the Series B convertible preferred stock meet the criteria for liability accounting based on EITF 00-19.

f.	The stock options that were outstanding at September 8, 2006 do not qualify for liability classification based on FAS 123R, FAS 150, or EITF 00-19. FAS 123R states that:

“Unless paragraphs 30-35 of this statement require otherwise, an entity shall apply the classification criteria of paragraphs 8-14 of Statement 150, as they are effective at the reporting date, in determining whether to classify as a liability a freestanding financial instrument given to an employee in a share-based payment transaction.”

Paragraphs 30-35 of FAS 123R do not require liability accounting as there is no repurchase feature to the Company’s stock options and there is no prevention of exercise from the Company (paragraph 31), the underlying shares are classified as equity and there are no provisions to cash-settle the awards (paragraphs 32 and 34), and the awards are service awards (paragraph 33). Therefore, these stock options do not require liability treatment.

Additionally, paragraphs 8-14 of FAS 150 do not require liability accounting as the stock options are not mandatorily redeemable (paragraphs 9-10), do not represent an obligation by the Company to repurchase equity shares (paragraphs 11), and do not represent an obligation to issue a variable amount of shares (paragraph 12). Therefore, these stock options do not require liability treatment.

Further, EITF 00-19 specifically excludes stock options from its scope in paragraph 3:

“…(EITF 00-19) does not address the accounting for contracts that are issued (a) to compensate employees…”

g.	The stock options that were outstanding at September 8, 2006 do qualify for equity classification based on EITF Topic No. D-72, The Effect of Contracts That May Be Settled in Stock or Cash on the Computation of Diluted Earnings per Share. This topic specifies that contracts that require net cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments. Since the options are only settled in shares, they must be considered equity instruments, unless anti-dilutive.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (AS RESTATED), PAGE 18

2.	WE REVIEWED THE REVISIONS TO YOUR DISCLOSURES IN RESPONSE TO COMMENTS 11 AND 13 IN OUR LETTER DATED MAY 23, 2008. PLEASE TELL US THE ITEMS AND THEIR AMOUNTS INCLUDED IN THE STOCK ISSUED FOR CONSULTING SERVICES LINE ITEMS FOR EACH YEAR PRESENTED AND HOW TO RECONCILE THESE LINE ITEMS TO THE DISCLOSURES IN THE NOTES TO FINANCIAL STATEMENTS.

From time to time, in lieu of or in addition to cash, the Company issues shares of its common stock as consideration for contract inducements or other non-employee services. The amount recorded for such contract inducements or services is based on the closing price of the Company’s common stock on the effective date of the stock issuance and is included with professional services on the Company’s consolidated statements of operations. During the years ended December 31, 2007 and 2006, shares issued in connection with contract inducements were as follows:

	2007	2006

Shares issued in connection with contract inducements (000s)	5,000	100
Share-based compensation	$2,000,000	$135,000
Weighted average share price on effective date of issuance	$0.40	$1.35

The shares generally were earned effective with the execution of the contract and, except for a breach of contract, are non-forfeitable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE 21

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 23 ACCOUNTING FOR STOCK-BASED COMPENSATION, PAGE 28

3.	WE REVIEWED YOUR RESPONSE TO COMMENTS NINE AND FIFTY IN OUR LETTER DATED MAY 23, 2008 WITH RESPECT TO YOUR CLASSIFICATION OF STOCK OPTIONS AND UNDERSTAND THAT YOU BELIEVE SFAS 123(R) DOES NOT REQUIRE LIABILITY ACCOUNTING FOR STOCK OPTIONS WHEN THERE ARE SUFFICIENT AUTHORIZED AND UNISSUED SHARES AVAILABLE TO SETTLE OUTSTANDING AWARDS. HOWEVER, IT APPEARS THAT YOU SHOULD CONSIDER THE GUIDANCE IN PARAGRAPH 32 IN SFAS 123(R), WHICH STATES THAT STOCK OPTIONS OR SIMILAR INSTRUMENTS SHOULD BE CLASSIFIED AS LIABILITIES IF AN ENTITY CAN BE REQUIRED UNDER ANY CIRCUMSTANCES TO SETTLE THE AWARDS BY TRANSFERRING CASH OR OTHER ASSETS AND WHETHER YOU HAVE THE ABILITY TO DELIVER SHARES AS DISCUSSED IN PARAGRAPH 34 OF SFAS 123 (R). PLEASE TELL US HOW YOU INTERPRETED THE REFERENCED GUIDANCE IN YOUR ANALYSIS OF THE APPROPRIATE CLASSIFICATION OF OPTIONS AWARDS. IN ANY EVENT, YOU SHOULD DISCLOSE YOUR ACCOUNTING POLICY FOR CLASSIFYING OUTSTANDING STOCK OPTIONS AS EQUITY INSTRUMENTS AFTER CONSIDERING ALL OTHER COMMITMENTS THAT MAY REQUIRE THE ISSUANCE OF STOCK.

The Company reviewed the stock options that were outstanding at September 6, 2006 in light of the guidance of SFAS 123R, SFAS 150, EITF 00-19, and EITF Topic No. D-72.

The stock options that were outstanding at September 8, 2006 do not qualify for liability classification based on the applicable literature. For example, SFAS 123R states that:

“Unless paragraphs 30-35 of this statement require otherwise, an entity shall apply the classification criteria of paragraphs 8-14 of Statement 150, as they are effective at the reporting date, in determining whether to classify as a liability a freestanding financial instrument given to an employee in a share-based payment transaction.”

Paragraphs 30-35 of SFAS 123R do not require liability accounting as there is no repurchase feature to the Company’s stock options and there is no prevention of exercise from the Company (paragraph 31), the underlying shares are classified as equity and there are no provisions to cash settle the awards (paragraph 32 and 34), and the awards are service awards (paragraph 33).

Paragraphs 8-14 of SFAS 150 do not require liability accounting as the stock options are not mandatorily redeemable (paragraph 9-10), do not represent an obligation by the Company to repurchase equity shares (paragraph 11), and do not represent an obligation to issue a variable amount of shares (paragraph 12).

EITF 00-19 specifically excludes stock options from its scope in paragraph 3:

“… (EITF 00-19) does not address the accounting for contracts that are issued (a) to compensate employees…”

EITF Topic No. D-72, The Effect of Contracts That May Be Settled in Stock or Cash on the Computation of Diluted Earnings per Share, specifies that contracts that require net cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments. Since the options are only settled in shares, they must be considered equity instruments unless anti-dilutive.

Due to the Company’s net loss, inclusion of the stock options that were outstanding at September 6, 2006 would be anti-dilutive.

The Company will prospectively update its disclosure of its accounting policy for classifying outstanding stock options as equity instruments (after considering all other commitments that may require the issuance of stock) in the footnotes to the financial statements.

NOTE 6. DEBT (AS RESTATED), PAGE 32

4.	PLEASE DISCLOSE THE SIGNIFICANT COVENANTS AND CONDITIONS CONTAINED IN YOUR DEBT AGREEMENTS, WHETHER YOU ARE IN COMPLIANCE WITH THE COVENANTS AND CONDITIONS AS OF THE END OF THE MOST RECENT YEAR, AND THE RAMIFICATIONS OF NON-COMPLIANCE.

The Company believes that it has disclosed the significant covenants and conditions of its debt agreements in effect as of December 31, 2007, which can be found within the Debt note as follows:

Senior Secured Facility: This facility is described in detail on page 33 of the filing. Significant financial covenants of this facility are disclosed within the second paragraph. This paragraph describes the two financial covenants contained in this facility – a minimum EBITDA ratio relative to the Company’s projections and a limit on capital expenditures. The Company disclosed that it had received a waiver from the lender for noncompliance with the minimum EBITDA covenant for all of 2007, which included 4Q07 (or as of December 31, 2007). The end of the third paragraph refers to the significant nonfinancial covenant, i.e., the Company’s requirement that the shares underlying the warrants issued to the Senior Secured Facility lender be registered. The Company disclosed in this paragraph that it had received a waiver from the lender for this requirement in connection with the Waiver and Amendment Agreement with the Senior Secured Facility lender executed on October 31, 2007. In addition, the Company included a subsequent events note on pages 47-48 in which it disclosed that all debt outstanding as of December 31, 2007 was repaid with proceeds from the March 2008 debenture issuance. The Company did not perceive that further disclosure would be considered of additional value or necessary.

Junior Secured Facility: The Company describes this facility on page 33 and discloses that the facility is expressly contractually subordinated to the Senior Secured Facility. In addition, in the subsequent events note on pages 47-48, the Company disclosed that this facility was repaid with proceeds from the March 2008 debenture issuance. As this facility is fully subordinated, the more restrictive covenants of the Senior Secured Facility are considered the most relevant to the debt disclosures at December 31, 2007 and no further disclosure was considered necessary.

Short-term Bridge Facility: The Company had an outstanding balance on a bridge facility at December 31, 2007. This facility and other short-term debt outstanding during 2007 and 2006 generally have a default provision for failure to repay the debt on the due date. Within the table on page 32, the Company disclosed that the short-term bridge facility outstanding at December 31, 2007 was extended from its due date of September 30, 2007. The Company also disclosed on page 36 that it had received the necessary waivers during 2007 for failure to meet the covenants under its various borrowing agreements. The necessary waivers being referred to in this sentence include the covenant waivers on the Senior Secured Facility discussed previously on page 33 and the extension of due dates for short-term debt past due.

5.	WE REVIEWED YOUR RESPONSE TO COMMENT 31 IN OUR LETTER DATED MAY 23, 2008 AND UNDERSTAND THAT YOU REVISED YOUR ACCOUNTING TREATMENT TO ACCOUNT FOR THE JANUARY 19, 2007 EXCHANGE OF EXISTING BRIDGE LOANS FOR THE ISSUANCE OF NEW NOTES UNDER THE JUNIOR SECURED FACILITY AS AN EXTINGUISHMENT RESULTING IN A $1.6 MILLION GAIN. PLEASE TELL US IN DETAIL HOW YOU DETERMINED THAT THE TERMS OF THE DEBT INSTRUMENTS WERE SUBSTANTIALLY DIFFERENT. IN ADDITION, TELL US HOW YOU COMPUTED THE GAIN ON EXTINGUISHMENT AND EXPLAIN WHY THE EXTINGUISHMENT GAIN WAS EQUAL TO THE FAIR VALUE OF THE EMBEDDED CONVERSION FEATURES OF THE BRIDGE LOANS CONVERTED. REFER TO EITF 96-19 AND EITF 06-6. FINALLY, SINCE YOUR FISCAL 2007 FINANCIAL STATEMENTS WERE RESTATED TO RECORD THE EXTINGUISHMENT, PLEASE DESCRIBE THE NATURE OF THE ERROR IN THE INTRODUCTORY SECTION OF NOTE 18 PRECEDING THE TABLES OR TELL US WHY YOU BELIEVE A REVISION TO YOUR DISCLOSURE IS NOT REQUIRED. REFER TO PARAGRAPH 26 OF SFAS 154.

EITF 96-19 states, from the debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor in a non-troubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if any three certain conditions are met, including:

“3. A modification or an exchange of debt instruments that adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange.”

The Company determined the terms of the debt instruments were substantially different based on the characteristics of the instruments. The extinguished (i.e., the 20/20 bridge loan) debt was convertible into the Company’s Units at a fixed exchange rate while the new instrument issued was convertible into common stock at 80% of the market value. In addition, the extinguished debt was on par with other Company debt. The new debt instrument issued was subordinated to other debt obligations of the Company. The new debt also had a 2-year term replacing the short-term bridge note.

The note value extinguished was replaced with new notes with the revised characteristics noted above. The gain on extinguishment was calculated based on the percentage of the note replaced with new notes times the derivative liability extinguished as a result of the transaction. Unamortized discounts were reported as interest expense. The derivative liability extinguished as a result of the conversion of note balances to Units and for notes paid off was recorded as a gains related to warrants and derivatives.

Since the extinguishment of debt is a result of the derivative that was previously not reported and is clearly displayed on the face of the income statement, the Company believes the nature of the item and its impact on earnings per share is adequately disclosed in the restatement. In the restated income statement for 2007, the extinguishment of debt is specifically identified with a disclosure identified as payoff of bridge notes not previously reported as extinguishment.

6.	PLEASE DISCLOSE THE WEIGHTED AVERAGE ASSUMPTIONS USED TO VALUE EMBEDDED CONVERSION OPTIONS AT ISSUANCE AND EACH BALANCE SHEET DATE. ALSO, DISCLOSE THE BASIS FOR YOUR ASSUMPTIONS, INCLUDING A DISCUSSION OF THE METHODS USED TO DETERMINE THE ASSUMPTIONS.

The weighted average assumptions used to value the embedded derivatives at issuance and at quarter end to calculate the mark to market adjustment are as follows:

Date	Conversion Price	Volatility	Interest	Dividend	Life (years)

01/19/07	$1.06	100.0%	4.87%	–	2.95
03/31/07	0.91	100.0%	4.87%	–	2.75
06/30/07	0.58	104.1%	4.87%	–	2.50
09/30/07	0.46	121.8%	4.87%	–	2.25
12/31/07	0.61	153.5%	4.87%	–	2.00
03/11/08	0.50	150.9%	2.46%	–	5.00
03/31/08	0.50	152.9%	2.46%	–	5.00
06/30/08	0.50	155.4%	2.46%	–	4.75

The embedded derivatives were valued using a Black-Scholes valuation methodology. The assumptions were developed based on a review of the debt agreement terms to arrive at the conversion price. Volatility was estimated based on the daily reported stock valuation of the Company. The trading history was limited so the Company estimated volatility until a 24-month price history in the Company’s stock was available. Due to the limited operations of the Company with its business lines, this was deemed the best available estimate. Interest rates were matched to risk-free rates over the term of the debt. Life was based on debt life.

The Company will prospectively update its disclosure in the footnotes to the financial statements.

7.	WE REVIEWED YOUR RESPONSE TO COMMENT 37 IN OUR LETTER DATED MAY 23, 2008. THE CONTINGENT OBLIGATION TO MAKE FUTURE PAYMENTS OR OTHERWISE TRANSFER CONSIDERATION UNDER A REGISTRATION PAYMENT ARRANGEMENT SHOULD BE RECOGNIZED AND MEASURED SEPARATELY IN ACCORDANCE WITH SFAS 5 AND FASB INTERPRETATION NO. 14. REFER TO PARAGRAPH 7 OF FSP EITF 00-19-2. PLEASE EXPLAIN WHY YOUR POLICY, AS DESCRIBED IN YOUR RESPONSE, TO RECOGNIZE PENALTIES AS INCURRED COMPLIES WITH THIS GUIDANCE.

According to SFAS 5, FASB Interpretation No. 14, and paragraph 7 of FSP EITF 00-19-2, organizations must accrue for a contingency when it is probable that a liability was incurred and the amount of the loss can be reasonably estimated. The Company incurred registration rights penalties in conjunction with the failure to register the shares underlying the Senior Secured Facility, the Junior secured facility, and the January 2007 Units offering. As of December 31, 2007, there were approximately 477,185 penalty shares with a value of $241,554 that were subject to accrual.

The Company maintains a policy to recognize expenses as incurred; however, between the timeline of the drafting of the filing and the existence of another offsetting relatively immaterial amount, management deemed the unrecorded $241,554 expense to be immaterial to the presentation of the financial statements as of December 31, 2007.

8.	PLEASE TELL US HOW YOU ACCOUNTED FOR THE EXCHANGE/CONVERSION OF BRIDGE LOANS AND MANDATORY NOTES INTO UNITS AND THE BASIS IN GAAP FOR YOUR ACCOUNTING TREATMENT CITING RELEVANT AUTHORITATIVE LITERATURE, AND WHETHER YOU RECOGNIZED A GAIN OR LOSS ON THE EXTINGUISHMENT. IN ADDITION, DISCLOSE THE AMOUNTS OF NOTES AND ACCRUED INTEREST EXCHANGED FOR THE UNITS AND THE GAIN OR LOSS RECOGNIZED.

The holders of the respective 20/20, CentrePath, and Global Capacity Group bridge loans and the mandatory notes, together with certain other outstanding indebtedness, paid for their respective subscribed amount of the Units through the reduction of outstanding indebtedness and accrued interest. The balance of the outstanding indebtedness was repaid in cash as shown on the schedule below. The Company recognized a gain on the retired indebtedness equal to the fair value of the embedded derivatives applicable to the 20/20 bridge loan and mandatory notes in the aggregate of $24.4 million, which is included in gain/loss on warrants and derivatives in the consolidated financial statements.

The Company recognized a gain on extinguishment of debt of $1.6 million for the pro rata amount of the fair value of the embedded conversion feature applicable to the 20/20 bridge loan that was converted into borrowings under the Junior secured facility.

		Debt, Accrued Interest Converted to
	Cash Paid	Junior Secured Facility	Mandatory Notes	Units	Total Debt Interest Reduction
20/20 Bridge Loan	$3,581	$852	$250	$1,690	$6,373
CentrePath Bridge Loan	5,314	1,611		1,012	7,937
GCG Bridge Loan	1,815	2,925		—	4,740
Mandatory Notes			(250)	8,039	7,789
Unsecured Notes Payable to 20/20 Creditors	1,303			489	1,792
Promissory Note, Accounts Receivable Advance	512			—	512

	$12,525	$5,388	$—	$11,230	$29,143

The exchange of bridge loans and mandatory notes into Units was as follows:

	Balance at 1/19/07
	Principal	Accrued Interest	Total Obligation	Embedded Derivative Fair Value	Derivative Liability FV to Gain/(Loss) on Derivatives	Unamortized Discount Charged to Interest Expense	Gain on Extinguishment of Debt
20/20 Bridge Loan	$5,987	$386	$6,373	$11,556	$11,556	$299	$(1,645)
CentrePath Bridge Loan	7,850	87	7,937			961
GCG Bridge Loan	4,700	40	4,740			639
Mandatory Notes	8,029	10	8,039	12,885	12,885	1,219
Unsecured Notes Payable to 20/20 Creditors	1,792		1,792
Promissory Note, Accounts Receivable Advance	362	150	512

	$28,720	$673	$29,393	$24,441	$24,441	$3,118	$(1,645)

NOTE 7. WARRANTS (AS RESTATED), PAGE 36

9.	PLEASE DISCLOSE THE WEIGHTED AVERAGE ASSUMPTIONS USED TO VALUE WARRANTS AT EACH BALANCE SHEET DATE. ALSO DISCLOSE THE BASIS FOR YOUR ASSUMPTIONS, INCLUDING A DISCUSSION OF THE METHODS USED TO DETERMINE THE ASSUMPTIONS.

The weighted average assumptions used to value the warrants at each balance sheet date are as follows:

Date	Exercise Price	Volatility	Interest	Dividend	Life (years)

03/31/07	$0.526	100.0%	4.58%	–	2.6
06/30/07	0.525	90.0%	4.87%	–	2.4
09/30/07	0.525	90.0%	3.97%	–	2.1
12/31/07	0.480	153.5%	3.05%	–	2.6
03/31/08	0.444	161.2%	1.60%	–	3.0
06/30/08	0.447	165.3%	1.60%	–	2.8

The warrants were valued using a Black-Scholes valuation methodology. The assumptions were developed based on a review of the warrant term and the exercise price in the agreement. Volatility was estimated based on the daily reported stock valuation of the Company. The trading history was limited so the Company estimated volatility until a 24-month price history in the Company’s stock was available. Due to the limited operations of the Company with its business lines, this was deemed the best available estimate. Interest rates were matched to risk-free rates over the term of the debt. Life was based on the term of the warrant.

The Company will prospectively update its disclosure in the footnotes to the financial statements.

NOTE 9. SHARE-BASED COMPENSATION (AS RESTATED), PAGE 39

10.	PLEASE DISCLOSE YOUR ACCOUNTING POLICIES FOR RECOGNIZING COMPENSATION COST FOR AWARDS WITH ONLY CONDITIONS AND AWARDS WITH PERFORMANCE CONDITIONS. REFER TO PARAGRAPHS 42 AND 49 OF SFAS 123 (R). PLEASE ALSO CONSIDER PROVIDING A SEPARATE TABLE FOR PERFORMANCE OPTION ACTIVITY. REFER TO PARAGRAPH A240.F. AND THE SAMPLE DISCLOSURE IN PARAGRAPH A241 OF SFAS 123 (R).

The Company recognizes compensation expense on share-based compensation with only service conditions on a straight-line basis over the requisite service period for the entire award. Performance based awards are issued with a specified exercise price equal to the stock price on the date of the grant. Performance shares vest as various operational or financial metrics are attained. The fair value expense is amortized, based on management’s assessment of the likelihood of achieving performance objectives, over the period that the performance metrics are based.

The following is a tabular presentation of the different option categories:

Time-Based Awards	Shares (‘000s)	Weighted Average Exercise Price	Weighted Average Remaining Term (Years)	Aggregate Intrinsic Value (‘000s)
12/31/05 Outstanding	1,525	1.340
2006 Grants	4,800	0.700
2006 Exercises
2006 Forfeits	-	-

12/31/06 Outstanding	6,325	0.830
2007 Grants	25,963	0.336
2007 Exercises
2007 Forfeits	(830)	0.933

12/31/07 Outstanding	31,458	0.420	9.5	$9,493

12/31/07 Vested	29,598	0.344	9.6

Performance-Based Awards	Shares (‘000s)	Weighted Average Exercise Price	Weighted Average Remaining Term (Years)	Aggregate Intrinsic Value (‘000s)
12/31/05 Outstanding	-
2006 Grants	3,000	0.700
2006 Exercises
2006 Forfeits	-	-

12/31/06 Outstanding	3,000	0.700
2007 Grants	26,850	0.314
2007 Exercises	-	-
2007 Forfeits	(600)	0.930

12/31/07 Outstanding	29,250	0.344	4.9	$10,230

12/31/07 Vested	1,000	0.700	8.7

The Company will prospectively update its disclosure in the footnotes to the financial statements.

NOTE 10. SHAREHOLDERS’ DEFICIT (AS RESTATED), PAGE 40

11.	WE REVIEWED THE REVISIONS TO YOUR DISCLOSURES IN RESPONSE TO COMMENT NINE IN OUR LETTER DATED MAY 23, 2008. PLEASE DISCLOSE THE INITIAL FAIR VALUES ASSIGNED TO THE EMBEDDED CONVERSION FEATURE OF THE SERIES AA PREFERRED STOCK AND THE SERIES AA PREFERRED STOCK WARRANTS AND THE EXCESS, IF ANY, CHARGED TO INCOME.

In 2007, the Company obtained an aggregate of $20.6 million of funding through the sale of equity Units at $1,000 per Unit and issued an aggregate of 20,634.5 shares of Series AA preferred stock, convertible into common stock at $0.45 per share, and warrants to purchase an additional 20,634.5 shares of Series AA preferred stock. The Company incurred fees of $2.7 million in connection with the equity offering which were recorded as interest expense. The holders of each equity Unit received one share of Series AA preferred stock, one warrant to purchase one-half share of Series AA preferred stock at $1,000 per share, and one warrant to purchase one-half share of Series AA preferred stock at $1,444.43 per share. The Company determined that the conversion feature of the Series AA preferred stock was an embedded derivative.

The total fair value of the warrants and related embedded derivatives as of the respective issuance dates was $30.8 million and $45.9 million, respectively, and was recorded as a reduction of additional paid-capital and an increase to liabilities for warrants to purchase common stock and embedded derivative liability, respectively. The aggregate initial fair value of the warrants and embedded derivatives of $76.7 million exceeded the $20.6 million of the Series AA preferred additional paid-in capital by $56.1 million, which was charged to loss related to warrants and derivatives in the period the Units were issued.

As such, upon issuance, the preferred stock did not have a carrying value as all of the proceeds were assigned to the warrants and derivatives. In connection with the Unit financing, the placement agent and designees received warrants to purchase 1,995.4 shares of Series AA preferred stock that had a value, on an “as converted” basis, of $2.9 million and was charged to expense upon issuance. The fair value of the warrants was determined using the Black-Scholes pricing model. The initial fair value of the embedded derivatives was based on the closing price of the Company’s common stock on the date the Units were issued. The following average assumptions were used to value the warrants, on an “as converted” basis, and the embedded derivatives: common stock fair value of $0.99 per share, expected volatility of 100.0%, risk-free interest rate of 4.6%, expected term of 2.4 years, and no dividends.

12.	PLEASE DISCLOSE THE CASH PROCEEDS FROM THE UNIT OFFERING AND AGGREGATE AMOUNT OF BRIDGE LOANS AND MANDATORY NOTES AND RELATED ACCRUED INTEREST CONVERTED TO UNITS. IN ADDITION, PLEASE TELL US HOW YOU ACCOUNTED FOR THE WARRANTS ISSUED TO PLACEMENT AGENTS IN THE UNIT OFFERING. FINALLY, SHOW US HOW TO RECONCILE YOUR DISCLOSURES TO PROCEEDS RECEIVED FROM ISSUANCE OF STOCK AND THE UNITS OFFERING AND NON-CASH FINANCING ACTIVITIES DISCLOSED IN THE STATEMENTS OF CASH FLOWS.

The total cash proceeds from the Unit offering were as follows:

		AA shares		Whole $
1/19/2007	Notes converted to Units	6,306.5	$1,000	$6,306,500
1/19/2007	Preferred stock	9,283.6	1,000	9,283,600

1/19/2007	Subtotal	15,590.1		15,590,100

Q2 2007	Notes converted to Units	4,394.4	1,000	4,394,400
Q2 2007	Preferred stock	650.0	1,000	650,000

Q2 2007	Subtotal	5,044.4		5,044,400

Total		20,634.5		$20,634,500

				Funding	Fees
Q1 2007	15,590.1	1,000	$15,590,100	$14,031,090	$1,559,010
Q2 2007	5,044.4	1,000	5,044,400	3,899,520	1,144,880

Total	20,634.5		$20,634,500	$17,930,610	$2,703,890

The warrants issued by the Company to the placement agents in connection with the Units offering had an initial fair value, on an “as converted” basis, of $2.9 million. The fair value of these warrants at issuance date was recorded as a charge to expense and an increase to warrant liability.

The proceeds received from issuance of stock and the Units offering were as follows:

	Shares	per Unit	Whole $
Issuance of AA Units	20,635	$1,000	$20,635,000
Costs of issuance			(2,704,390)

Net proceeds			17,930,610
Warrant exercises	25,279,500	$0.150	3,791,925
Issue common stock	17,100,408	$0.145	2,474,147
Capstone fees			1,037,013

Issuance of stock and Unit offerings (Cash Flow)			$25,233,695

Non-cash financing
20/20 bridge loan			$ 852,471
CentrePath bridge loan			1,611,178
Global Capacity bridge loan			2,924,789

Conversion of short-term bridge to Junior secured facility			$5,388,438

The bridge loans and mandatory notes were converted into Units at face value. No gain or loss was recognized on the conversion of the notes to Units. Warrants issued to placement agents were included in the consulting expenses paid in common stock and warrants in the adjustments to reconcile net income (loss) to net cash used in operating activities on the cash flow statement.

NOTE 11. RELATED PARTIES (AS RESTATED), PAGE 42

13.	WE REVIEWED YOUR RESPONSE TO COMMENT 45 IN OUR LETTER DATED MAY 23, 2008. PLEASE EXPLAIN TO US WHY THE EXTINGUISHMENT OF YOUR FORMER CEO’S WARRANT DID NOT REDUCE THE RELATED DERIVATIVE LIABILITY AND SHAREHOLDERS’ DEFICIT OR FURTHER EXPLAIN WHY A DEBIT TO APIC (WARRANTS) AND A CREDIT TO APIC (COMMON STOCK) WAS APPROPRIATE.

Warrants held by the former CEO to purchase one million shares of common stock, which had a fair value at the cancellation date of $0.1 million, were recorded as a reduction of the warrant liability and a gain on warrants and derivatives for that amount.

The former CEO had also exercised warrants to purchase 990,156 shares of common stock. The warrants had a fair value at the time of exercise of $0.1 million, which was recorded as a reduction of the derivative (warrant) liability and an increase to additional paid-in capital.

ITEM 8A(T). CONTROLS AND PROCEDURES, PAGE 67

14.	WE REVIEWED THE REVISIONS TO YOUR DISCLOSURES IN RESPONSE TO COMMENT 47 IN OUR LETTER DATED MAY 23, 2008. PLEASE REVISE TO DISCLOSE THE CONCLUSIONS OF YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE YEAR BASED ON THE EVALUATION REQUIRED BY RULE 13A-15 OF THE EXCHANGE ACT AND TO PROVIDE MANAGEMENT’S ASSESSMENT OF THE EFFECTIVENESS OF YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF THE END OF THE YEAR, INCLUDING A STATEMENT AS TO WHETHER OR NOT INTERNAL CONTROL OVER FINANCIAL REPORTING IS EFFECTIVE. REFER TO ITEMS 307 AND 308(T) OF REGULATIONS S-B. PLEASE NOTE THAT YOU ARE PRECLUDED FROM CONCLUDING THAT YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING WAS EFFECTIVE SINCE THERE ARE ONE OR MORE MATERIAL WEAKNESSES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. IN ADDITION, PLEASE DISCLOSE THE IMPACT OF THE INTERNAL CONTROL WEAKNESSES ON YOUR FINANCIAL STATEMENTS, THE AREAS THAT MAY BE IMPACTED BY THE WEAKNESSES, AND THE PERVASIVENESS OF THE DEFICIENCIES.

The Company reviewed its disclosure and conclusions regarding disclosure controls and procedures and financial reporting controls. Upon additional evaluation, the Company has classified the originally reported material weaknesses as financial reporting controls. Based on this evaluation, the Company will revise its disclosure essentially as follows:

“Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The effectiveness of our or any system of disclosure controls and procedures is subject to certain limitations, including the exercise of judgment in designing, implementing, and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. As a result, there can be no assurance that our disclosure controls and procedures will detect all errors or fraud. By their nature, our or any system of disclosure controls and procedures can provide only reasonable assurance regarding management’s control objectives.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the “Exchange Act”) as of December 31, 2007. On the basis of this review, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under that framework, management concluded that our internal control over financial reporting was not effective as of December 31, 2007.

As a result of the evaluation, management identified three material weaknesses with respect to internal control over financial reporting:

•

A majority of directors were not independent during 2007 as defined in Item 407(a) of Regulation S-K. No audit committee financial expert, as defined in Item 407(d)(5) of Regulation S-B, was designated from the Board of Directors or served on its audit committee;

•

Management has not yet deployed staff and systems in a manner that allows for the desired level of segregation of duties to operate and be documented in a manner sufficient to meet Sarbanes-Oxley standards that will need to be evidenced in the near term; and

•

Management did not adequately analyze the contingent terms of previous financing transactions in light of the volume of increasingly complex accounting and reporting standards issued by various promulgating bodies, resulting in a restatement of the consolidated financial statements for the fiscal years ended December 31, 2007 and 2006, respectively. The restatement required a balance sheet reclassification of warrants and preferred stock from the consolidated statement of shareholder’s equity to a liability account. See Note 18 to the Consolidated Financial Statements included in Item 7, herein.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Corporation’s annual or interim financial statements will not be prevented or detected on a timely basis.

In order to determine whether a control deficiency, or combination of control deficiencies, is a material weakness, management considers all relevant information and evaluates the severity of each control deficiency that comes to its attention. Management also evaluates the effect of its compensating controls, which serve to accomplish the objective of another control that did not function properly, helping to reduce risk to an acceptable level. To have a mitigating effect, the compensating control should operate at a level of precision that would prevent or detect a misstatement that could be material.

Management is committed to continuing efforts aimed at improving the design adequacy and operational effectiveness of its system of internal control. During 2008, the Company will implement the following remediation activities to improve the Company’s internal control over financial reporting:

•

Continuation of our search for an independent director to fill the remaining vacancy on our seven-member Board of Directors. We are also considering whether to add two independent directors or to replace an inside director with an independent director, in both cases, in order to have a majority of our Board of Directors become independent. We will determine whether any of its current directors is a financial expert and, if not, will ensure that one of the new directors is a financial expert. (See the “Subsequent Events” footnote to the financial statements for further information.) In addition, we will adopt audit committee best practices as recommended by the Treadway Commission and the major stock exchanges;

•

utilization of external consultants to assist in the implementation and design of policies and procedures to meet the required documentation and effectiveness requirements for internal control over financial reporting under the Sarbanes-Oxley Act and to adequately address the lack of segregation of duties within the financial reporting process; and

•

utilization of external consultants to assist in the planning for, and in advance of the execution of, the accounting treatment of complex transactions and financings given the unforeseen effects driven by complex accounting standards.

Even with these changes, due to the increasing number and complexity of pronouncements, emerging issues and releases, and reporting requirements and regulations, we expect there will continue to be some risk related to financial disclosures. The process of identifying risk areas and implementing the many facets of internal control over financial reporting as required under the Sarbanes-Oxley Act continues to be complex and subject to significant judgment and may result in the identification in the future of areas where we may need additional resources.

As described below, there were changes in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Late in 2006, we completed our acquisitions of 20/20, Magenta, CentrePath, and GCG. Since these entities had limited resources for processing accounting information and financial reporting, we concluded a material weakness existed at that time related to proper segregation of duties at those locations. In the fourth quarter of 2007, we continued our integration of existing accounting systems and processes by means of centralization and additional staffing. We also initiated new risk assessment and documentation standards.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

The certifications of our Chief Executive Officer and Chief Financial Officer attached as Exhibits 31.1 and 31.2 to this annual report on Form 10-KSB include, in paragraph 4 of each certification, information concerning our disclosure controls and procedures and internal control over financial reporting.

These certifications should be read in conjunction with the information contained in this Item 8A(T) for a more complete understanding of the matters covered by the certifications.”

EXHIBITS 31.1 AND 31.2

15.	PLEASE REVISE TO CONFORM TO THE CERTIFICATION IN ITEM 601(b)(31) OF REGULATION S-B. SPECIFICALLY, INCLUDE PARAGRAPH 4(c) OMITTED FROM THE CERTIFICATIONS. IN ADDITION IN FUTURE FILINGS ON FORM 10-K AND FORM 10-Q, PLEASE REPLACE REFERENCES TO “SMALL BUSINESS ISSUER” TO “REGISTRANT” THROUGHOUT THE CERTIFICATIONS.

The Company has revised the Chief Executive Officer and Chief Financial Officer certifications, Exhibits 31.1 and 31.2, to include paragraph 4(c) as follows:

    “(c)  Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and”

FORM 10-Q FOR QUARTERLY PERIOD ENDED SEPTEMBER 30, 2008

16.	PLEASE ADDRESS THE COMMENTS ABOVE TO THE EXTENT APPLICABLE OR TELL US WHY YOU BELIEVE FURTHER AMENDMENT IS NOT NECESSARY.

Similar treatment is given to the Comments with respect to the September 30, 2008 report. As no further restatement is contemplated herein, any adjustment to interim filings will be included in a footnote to the 2008 financial statements that summarizes the prior interim filings.

ITEM 1. FINANCIAL STATEMENTS, PAGE 3

NOTES TO INTERIM CONSOLIDATED CONDENSED FINANCIAL STATEMENTS, PAGE 9

NOTE 8. SHAREHOLDERS’ EQUITY (DEFICIT), PAGE 23

17.	PLEASE TELL US HOW YOU ACCOUNTED FOR THE CONVERSION OF PRINCIPAL AND INTEREST WITH RESPECT TO THE JUNIOR CREDIT FACILITY AND THE BASIS IN GAAP FOR YOUR ACCOUNTING TREATMENT CITING RELEVANT AUTHORITATIVE LITERATURE, AND WHETHER YOU RECOGNIZED A GAIN OR LOSS ON THE EXTINGUISHMENT. IN ADDITION, DISCLOSE THE GAIN OR LOSS RECOGNIZED.

The Company recorded an increase to common stock and additional paid-in capital equal to the aggregate amount of principal and accrued interest converted under the Junior secured facility and the Junior secured bridge facility into shares of common stock. In addition, the Company eliminated the fair value of the embedded conversion derivative liability to gain/loss on derivatives. No gain or loss on extinguishment of debt was recognized. The converted debt is summarized below.

Balance at date of conversion
	Principal	Accrued Interest	Total Debt Converted	Embedded Derivative Fair Value	Gain/(Loss) on Derivatives	Common Stock Par Value (1)	Additional Paid in Capital
Junior Secured Facility	$7,634	$721	$8,355	$6,823	$6,823
Junior Secured Bridge Facility	50	3	53	—	—

	$7,684	$724	$8,408	$6,823	$6,823	$8,406	$2

Par value of 19,591,890 shares of common stock issued upon conversion.

FORM 10-Q FOR QUARTERLY PERIOD ENDED JUNE 30, 2008

18.	PLEASE ADDRESS THE COMMENTS ABOVE TO THE EXTENT APPLICABLE OR TELL US WHY YOU BELIEVE FURTHER AMENDMENT IS NOT NECESSARY.

Similar treatment is given to the Comments with respect to the June 30, 2008 report. As no further restatement is contemplated herein, any adjustment to interim filings will be included in a footnote to the 2008 financial statements that summarizes the prior interim filings.

AMENDMENT NO. 1 TO FORM 10-QSB FOR QUARTERLY PERIOD

ENDED MARCH 31, 2008

19.	PLEASE ADDRESS THE COMMENTS ABOVE TO THE EXTENT APPLICABLE OR TELL US WHY YOU BELIEVE FURTHER AMENDMENT IS NOT NECESSARY.

Similar treatment is given to the Comments with respect to the March 31, 2008 report. As no further restatement is contemplated herein, any adjustment to interim filings will be included in a footnote to the 2008 financial statements that summarizes the prior interim filings.

ITEM 1. FINANCIAL STATEMENTS, PAGE 4

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS, PAGE 10

NOTE 13. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENT, PAGE 27

20.	WE UNDERSTAND THAT YOU ACCOUNTED FOR OUTSTANDING WARRANTS AND CONVERSION FEATURES EMBEDDED IN THE DEBENTURES AS DERIVATIVE INSTRUMENTS IN YOUR INITIAL FILING AND THE RESTATEMENT RELATES TO CONVERSION FEATURES EMBEDDED IN OTHER CONVERTIBLE DEBT AND PREFERRED STOCK INSTRUMENTS. PLEASE CONFIRM OUR UNDERSTANDING AND TELL US WHY THE RESTATEMENT HAD AN IMPACT ON THE FAIR VALUE OF OUTSTANDING WARRANTS PREVIOUSLY ACCOUNTED FOR AS DERIVATIVE INSTRUMENTS.

In the initial filing of its Form 10-Q as of March 31, 2008, the Company valued a derivative embedded in convertible debt issued in that quarter under a relative fair value method. The fair value of the attached warrants was calculated using a Black-Scholes model and this value was deducted from the net present value of the debt issued to arrive at the derivative value. In the restatement, the fair value of the embedded derivative was calculated independently, the warrants were also calculated independently using a Black-Scholes model, and the fair value of the derivative and the warrants issued exceeded the value of the debt resulting in the immediate recognition of the excess as expense.

Convertible debt and preferred stock instruments from prior years were also revalued in the financial restatement, primarily because they were valued assuming the Company would use valuations allowed under the equity method of accounting. When it was determined that the shares committed exceeded the authorized shares, the Company revalued according to the guidance for liability accounting as outlined in EITF 00-19 and related documents.

~ ~ ~ ~ ~

Mr. Adam Phippen

May 28, 2009

In response to the Staff’s request in your letter dated March 30, 2009, Capital Growth Systems, Inc. hereby acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3)	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAPITAL GROWTH SYSTEMS, INC.

By:	/s/ Patrick C. Shutt
Patrick C. Shutt, Chief Executive Officer

/s/ Jim McDevitt
Jim McDevitt, Chief Financial Officer

cc:	Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance